Form of

Certificate of Amendment of

Certificate of Incorporation of

Quest Solution, Inc.

Under Section 242 of the Delaware General Corporation Law

Quest Solution, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.	The Certificate of incorporation of the Corporation is hereby amended by changing ARTICLE ONE, so that, as amended, said ARTICLE shall be and read as follows:

FIRST: The name of the corporation is OMNIQ Corp.

2.	The Certificate of incorporation of the Corporation is hereby amended by changing ARTICLE FOUR, so that, as amended, said ARTICLE shall be and read as follows:

FOURTH: The total number of authorized shares which the corporation is authorized to issue shall be 200,000,000 shares of common stock, having a par value of $0.001 per share, and 25,000,000 shares of preferred stock, having a par value of $0.001 per share.

The number of authorized shares of preferred stock or of common stock may be raised by the affirmative vote of the holders of a majority of the outstanding shares of the corporation entitled to vote thereon.

All shares of common stock shall be identical and each share of common stock shall be entitled to one vote on all matters.

The board of directors is authorized, subject to limitations prescribed by law and the provisions of this Article Fourth, to provide by resolution or resolutions for the issuance of up to 25,000,000 shares of preferred stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares included in any such series, and to fix the designation, powers, preferences and rights of the shares of any such series and the qualifications, limitations or restrictions thereof.

At 8:00 AM Eastern Standard Time on Wednesday, November 20, 2019 (the “Effective Time”), pursuant to the Delaware General Corporation Law of this amendment to the Corporation’s Certificate of Incorporation, as amended, each twenty (20) shares of Common Stock issued and outstanding immediately prior to the Effective Time either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof; provided that no fractional shares shall be issued to any holder and that instead of issuing such fractional shares, the Corporation shall round shares up to the nearest whole number. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above.

3.	That, pursuant to a resolution of its Board of Directors, a special meeting of the stockholders of Quest Solution, Inc. was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of granting the Board of Directors the authority to amend the Certificate of Incorporation to provide for a reverse stock split and the Board of Directors subsequently approved a ratio of 1-for-20.

4.	The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the unanimous written consent of the Board of Directors of the Corporation and by the holders of a majority of the voting capital stock of the Company.

IN WITNESS WHEREOF, I have signed this Certificate this 15th day of November, 2019

QUEST SOLUTION, INC.

Shai Lustgarten
Chief Executive Officer